File No. 0-27884
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September, 2006
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑                    Form 40-F ☐
     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐                    No ☑
     [ If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .]

Table of Contents

Monthly Sales Report- September 2006	3
Regulated Announcement for the month of September 2006	3 ~ 6
Signatures	7

MACRONIX INTERNATIONAL CO., LTD.
For the month of September 2006
This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of September 2006.
     Sales volume (NT$ : Thousand)

Time	Item	2006	2005	Changes	(%)
September	Invoice amount	2,724,349	2,076,402	+647,947	31.21%
September	Net Sales	2,711,504	2,055,640	+ 655,864	31.91%
     Funds lent to other parties (NT$ : Thousand) :

	Bal. As of	Bal. As of	Limit of lending
	August, 2006 end	September, 2006 end
MXIC	0	0	14,336,285
MXIC’s subsidiaries	0	0	6,447,730
     Endorsements and guarantees (NT$ : Thousand) :

	Limit of endorsement	September	Bal. As of period end
MXIC	14,336,285	0	1,272,695
MXIC’s subsidiaries		0	186,937
MXIC endorses for subsidiaries		0	1,272,695
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0
     Financial derivatives transactions (NT$ : Thousand)
4-1 Trading purpose :

Option
		Future	Sell		Buy		Forward	Swap	Others
			Call	Put	Call	Put
Margin Payment		—	—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—	—
Outstanding Contract	Notional Amount	—	—	—	—	—	—	—	—
	Mark to Market Value	—	—	—	—	—	—	—	—
Expired Contract	Notional Amount	—	—	—	—	—	—	—	1,122,000
	Recognized Amount	—	—	—	—	—	—	—	2,413
4-1 Hedging purpose ( for assets / liabilities denominated in foreign currencies): None

MACRONIX INTERNATIONAL CO., LTD.
For the month of September 2006
This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC ; F2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC ; F3) outstanding units and shares of ADR ; F4) outstanding amount of Convertible Bonds by MXIC for the month of September 2006.
     The trading of directors, supervisors, executive officers and 10% shareholders :

		Number of
		shares held when
		elected (for
		Directors,	Number of	Number of shares
Title	Name	Supervisors and	shares held as	held as	Changes
		Executive	August	September
		Officers)	31,2006	30,2006
Executive Director	Ding Hua Hu	4,000,283	2,620,867	1,020,867	-1,600,000
Associate Vice President	Paul Yeh	0	4,341,418	3,873,418	-468,000
     The clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10%shareholders :

		Number of the		Accumulated
Title	Name	pledge of common	Date of the	number of pledged
		shares as of	pledge	common shares
September 30,2006
Executive Director	Hung Chih Investment Corporation	171,611	2006/09/29	603,559
     The pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders :

		Number of the		Accumulated
		clear of pledged	Date of the	number of pledged
Title	Name	common shares as of	clear of pledge	common shares
September 30,2006
Executive Director	Hung Chih Investment Corporation	171,611	2006/09/26	603,559

     Outstanding units and shares of ADR :

Outstanding of units on	Outstanding of shares	Outstanding of units on	Outstanding of shares
August 31,2006	on August 31,2006	September 30,2006	on September 30,2006
1,333,204.7	13,332,047	1,333,204.7	13,332,047

MACRONIX INTERNATIONAL CO., LTD.
For the month of August 2006
This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of August 2006.
     The acquisition of assets :

			Purchase Price
Date	Description of assets	Trade Quantity	(Per Set)	Trade Amount
		(Unit)	(NT$)	(NT$)
2006/09/01	Machinery equipment	10 set	67,914,555	679,145,550
     The disposal of assets : None

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: October 23, 2006	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center